                                                    July 30, 1998

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                      Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                      Columbia Insurance Corporation, Ltd
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458

                                File No. 70-8905

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated October 25, 1996 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby submits the following information applicable to Columbia Insurance Corporation, Ltd ("CICL") for the January 1, 1998 through June 30, 1998 period.

1. Provide a general description of loss exposure / experience for automobile, "all-risk" property, and general liability insurance coverage.

         Effective July 1, 1997, CICL entered into a new reinsurance arrangement with a United States insurer with respect to General Liability coverage provided by that insurer to Columbia Energy Group ("Columbia"), its subsidiaries and associates. CICL s exposure under the General Liability reinsurance arrangement is limited to US$800,000 per occurrence excess of a Self Insured Retention of US$200,000 per occurrence and subject to an aggregate limit of exposure of US$3,000,000 and to a further US$1,000,000 per occurrence excess of US$800,000 per occurrence excess of a Self Insured Retention of US$200,000 per occurrence and subject to a separate aggregate limit of exposure of US$1,000,000.

          Effective June 30, 1997, CICL entered into a new reinsurance agreement with a United States insurer with respect to All Risk coverage provided by that insurer to Columbia, its subsidiaries and associates. CICL's exposure under the All Risk reinsurance agreement is limited depending on the type of loss, to between US$500,000 and US$650,000 per occurrence excess of applicable deductibles and is also subject to an aggregate limit of exposure of US$3,000,000.

         Only four loss reserves have been reported to CICL by the end of this reporting period.
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2.  Provide an analysis by subsidiary or associate company of auto liability, general liability, and property losses and expenses incurred during the six-month period as compared to premiums paid.

         As noted above, CICL has had four losses reported to it but has paid no claims in the period under review.

3. Provide an analysis by subsidiary or associate company of claims paid by CICL on behalf of such subsidiary or associate company and include the lead-in reserve available to CICL and end-of-period reserve balance.

         As noted above, no claims have been paid in the period under review.

4. Provide a listing that illustrates the increases and decreases to premiums for each subsidiary or associate company as a result of the operations of CICL and loss experience of each subsidiary as a result of operations of CICL.

         At this very early stage in the development of each loss program reinsured, only four losses have been reported to CICL and it has paid no claims and therefore, premium payments have been unaffected by actual loss experience.

5. Provide a statement of actual savings achieved by Columbia as a result of the operations of CICL.

         A comparison of the estimated cost of purchasing guaranteed cost coverage for the layers of insurance reinsured to CICL for 1996/97 and 1997/98 to the actual costs of CICL for the period from its incorporation to June 30, 1998 reveals that Columbia has made pre-tax savings of $2,635,328 by reinsuring certain of the risks to CICL in the period from incorporation to June 30, 1998.


6. Provide a copy of CICL's income statement and balance sheet, including any notes thereto.

         CICL's income statement and balance sheet including any notes are attached.



                                         Very truly yours,

                        COLUMBIA INSURANCE CORPORATION, LTD

                        By:         //s//   N. A. Parillo
                            -----------------------------------------------
                                            N. A. Parillo, President
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                      Columbia Insurance Corporation, LTD
                                Income Statement
                         Quarter Ending, June 30, 1998
                                     ($000)

Operating Revenues                                       1,217

Operating Expenses
        Products purchased                                   -
        Operation                                        1,304
        Other taxes                                          -
                                                     ----------

Total Operating Expenses                                 1,304
                                                     ----------
Operating Income (Loss)                                    (87)
                                                     ----------
Other Income (Deductions)
        Interest income and other, net                     197
        Interest expense and related charges                 -
                                                     ----------
Total Other Income (Deductions)                            197
                                                     ----------
Income (Loss) Before Income Taxes                          110

Income Taxes                                                38
                                                     ----------

Net Income                                                  72
                                                     ==========

                      Columbia Insurance Corporation, LTD
                                 Balance Sheet
                              As of June 30, 1998
                                     ($000)


ASSETS

Investment and other assets                                 7,701
                                                     -------------

Current Assets

        Cash and temporary cash investments                 1,825
        Accounts receivable, net
            Customers                                          -
            Intercompany                                      453
            Other                                              27
        Prepayments                                            33
        Other                                                  -
                                                     -------------

Total Current Assets                                        2,338
                                                     -------------

Deferred Charges                                              664
                                                     -------------

TOTAL ASSETS                                               10,703
                                                     =============

                      Columbia Insurance Corporation, LTD
                                 Balance Sheet
                              As of June 30 ,1998
                                     ($000)

CAPITALIZATION AND LIABILITIES

Capitalization

        Common Stock Equity

            Common stock, $25 par value (4,800 shares
             outstanding)                                              120

            Additional paid in capital                                 880

            Retained earnings                                          431
                                                               ------------

        Total common stock equity                                    1,431

        Long term debt                                                 -

Total Capitalization                                                 1,431
                                                               ------------

Current Liabilities

        Accounts and drafts payable                                     34

        Intercompany accounts payable                                  201

        Accrued taxes                                                  -

        Other                                                          -
                                                               ------------

Total Current Liabilities                                              235
                                                               ------------

Other Liabilities and Deferred Credits

        Income taxes, noncurrent                                       -

        Other                                                        9,037
                                                               ============

Total Other Liabilities and Deferred Credits                         9,037
                                                               ------------

TOTAL CAPITALIZATION AND LIABILITIES                                10,703
                                                               ============